The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS dated November 16, 2020	Pricing Supplement No. 8,750 to
PROSPECTUS SUPPLEMENT dated November 16, 2020	Registration Statement Nos. 333-250103; 333-250103-01
Dated April , 2023
Rule 424(b)(2)

$

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A
Senior Notes

Contingent Income Securities due October 25, 2023
Based on the Performance of Natural Gas With Contingent Coupon Payments Subject to the Downside Threshold Feature

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

Unlike ordinary debt securities, the Contingent Income Securities due October 25, 2023 Based on the Performance of Natural Gas With Contingent Coupon Payments Subject to the Downside Threshold Feature, which we refer to as the securities, do not provide for the regular payment of interest or guarantee the return of any principal at maturity. Instead, the securities offer the opportunity for investors to earn a contingent monthly payment but only if the price of natural gas (“natural gas”), which we refer to as the commodity price, on the applicable monthly determination date is greater than or equal to 60% of the initial commodity price, which we refer to as the downside threshold level. However, if the commodity price is less than the downside threshold level on any determination date, you will not receive any contingent monthly payment for that monthly period. As a result, investors must be willing to accept the risk of not receiving any contingent monthly payments during the entire six-month term of the securities. In addition, at maturity, if the final commodity price is less than the downside threshold level, investors will be exposed to the decline in the price of natural gas and the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities. Investors will not participate in any appreciation of the price of natural gas. The securities are for investors who seek an opportunity to earn interest at an above-market rate in exchange for the risk of losing their principal if the price of natural gas is below the downside threshold level on the final determination date and the risk of receiving no contingent monthly payment when the price of natural gas on the related determination date is below the downside threshold level. The securities are notes issued as part of Morgan Stanley Finance LLC’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

•	The stated principal amount and original issue price of each security is $1,000.

•	The securities will pay a contingent monthly payment of $8.333 (corresponding to a rate of approximately 10.00% per annum of the stated principal amount) per security but only if the commodity price on the related determination date is greater than or equal to the downside threshold level. However, if, on any monthly determination date, the commodity price is less than the downside threshold level, you will receive no contingent monthly payment for that monthly period.

•	At maturity you will receive for each $1,000 stated principal amount you hold:

º	if the final commodity price is greater than or equal to the downside threshold level: $1,000 plus the relevant contingent monthly payment;

º	if the final commodity price is less than the downside threshold level: $1,000 multiplied by the commodity performance factor. In this case, the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero.

•	The downside threshold level is $1.2684, which is 60% of the initial commodity price.

•	The commodity performance factor will be a fraction equal to the final commodity price divided by the initial commodity price.

•	The initial commodity price is $2.114, which is the commodity price on April 14, 2023.

•	The final commodity price will equal the commodity price on the final determination date.

•	The commodity price will be determined as set forth on page PS-4 in the section of this pricing supplement entitled “Summary of Pricing Supplement.”

•	The determination dates are the 20th calendar day of each month, from and including May 20, 2023, to and including October 20, 2023, which we refer to as the final determination date. The determination dates are subject to postponement due to non-trading days and certain market disruption events.

•	The contingent payment dates are the third business day after the related determination date. If the related determination date is postponed, the contingent payment date will be the third business day after the related determination date as postponed. No adjustment will be made to any contingent monthly payment postponed due to the postponement of the applicable determination date.

•	The maturity date may be postponed as a result of the postponement of the final determination date. No adjustment will be made to any contingent monthly payment made on that postponed date.

•	Investing in the securities is not equivalent to investing directly in natural gas or in futures contracts or forward contracts on natural gas.

•	The securities will not be listed on any securities exchange.

•	The estimated value of the securities on the pricing date is approximately $967.00 per security, or within $22.00 of that estimate. See “Summary of Pricing Supplement” beginning on PS-2.

•	The CUSIP number for the securities is 61774FBS0 and the ISIN for the securities is US61774FBS02.

You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement,” “Terms” and “Additional Information About the Securities.”

The securities are riskier than ordinary debt securities. Securities linked to the performance of a single commodity are subject to the volatility and other risks associated with that commodity. See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER SECURITY

	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per security	$1,000	$4	$996
Total	$	$	$
(1)	Selected dealers and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $4 for each security they sell. See “Additional Information About the Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement. For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Additional Information About the Securities—Use of Proceeds and Hedging” beginning on PS-23.

The agent for this offering, Morgan Stanley & Co. LLC, is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Additional Information About the Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

MORGAN STANLEY

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Contingent Income Securities due October 25, 2023 Based on the Performance of Natural Gas With Contingent Coupon Payments Subject to the Downside Threshold Feature due October 25, 2023, which we refer to as the securities, we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The securities offered are medium-term debt securities issued by MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The return on the securities is linked to the performance of natural gas (“natural gas”), which we refer to as the underlying commodity. The securities do not provide for the regular payment of interest or guarantee the return of any principal at maturity. Instead, the securities offer the opportunity for investors to earn a contingent monthly payment with respect to each monthly determination date but only if the commodity price is greater than or equal to 60% of the initial commodity price, which we refer to as the downside threshold level. In addition, if the final commodity price is less than the downside threshold level, investors will be exposed to the decline in the commodity price and the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero. The securities have been designed for investors who are willing to forgo market floating interest rates and accept the risk of no interest payments during the entire term of the securities or return of principal in exchange for an opportunity to earn interest at a potentially above-market rate if the commodity price is greater than or equal to the downside threshold level on each monthly determination date. Investors will not participate in any appreciation of the price of natural gas. All payments on the securities are subject to our credit risk.

The securities are riskier than ordinary debt securities. Securities linked to the performance of a single commodity are subject to the volatility and other risks associated with that commodity. See “Risk Factors” beginning on PS-8.

Each security costs $1,000

We are offering the Contingent Income Securities due October 25, 2023 Based on the Performance of Natural Gas With Contingent Coupon Payments Subject to the Downside Threshold Feature. The stated principal amount and original issue price of each security is $1,000.

The original issue price of each security includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000. We estimate that the value of each security on the pricing date will be approximately $967.00, or within $22.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the securities on the pricing date, we take into account that the securities comprise both a debt component and a performance-based component linked to the underlying commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying commodity, instruments based on the underlying commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the contingent monthly payment and the downside threshold level, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the underlying commodity, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time.

The securities do not guarantee the return of any principal at maturity	Unlike ordinary debt securities, the securities do not guarantee any return of principal at maturity. If the final commodity price is less than 60% of the initial commodity price, which we refer to as the downside threshold level, you will be exposed to the full amount of decline in the commodity price from the initial commodity price on a 1-to-1 basis, and your we will pay to you an amount in cash per security that is less than the $1,000 stated principal amount of each security by an amount proportionate to the decrease in the commodity price of the underlying commodity. Under these circumstances, the payment at maturity will be less than $600 per stated principal amount and, as there is no minimum payment at maturity on the securities, you could lose your entire investment.

Payment at maturity

At maturity, you will receive for each $1,000 stated principal amount you hold an amount in cash based upon the final commodity price, determined as follows:

•      If the final commodity price is greater than or equal to the downside threshold level: $1,000 plus the contingent monthly payment with respect to the final determination date

•      If the final commodity price is less than the downside threshold level: $1,000 multiplied by the commodity performance factor where,

final commodity price =       the commodity price on the final determination date, subject to adjustment for non-trading days and certain market disruption events

initial commodity price =     $2.114, which is equal to the commodity price on the April 14, 2023 downside threshold level = $1.2684, which is equal to 60% of the initial commodity price

commodity price =               On any trading day, the official settlement price per one million British thermal units of natural gas on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date.

relevant exchange =             the NYMEX Division, or its successor, of the NYMEX, or, if such relevant exchange is no longer the principal exchange or trading market for the underlying commodity, such exchange or principal trading market for the underlying commodity that serves as the source of prices for the underlying commodity and any principal exchanges where options or futures contracts on the underlying commodity are traded.

commodity performance factor	=	final commodity price
initial commodity price

If the final commodity price is less than the downside threshold level, you will be exposed to the full amount of decline in the commodity price from the initial commodity price. Under this scenario, your payment at maturity will be less than 60% of the stated principal amount and could be zero.

The securities do not provide for regular interest payments

The securities provide an opportunity for investors to earn a contingent monthly payment, which is an amount equal to $8.333 (corresponding to a rate of approximately 10.00% per annum of the stated principal amount) per security, but only if the commodity price on the applicable determination date is greater than or equal to the downside threshold level. The contingent monthly payment, if any, will be payable monthly on the contingent payment date.

It is possible that the commodity price could remain below the downside threshold level for extended periods of time or even throughout the entire term of the securities so that you would receive few or no contingent monthly payments.

We refer to the coupon on the securities as contingent because there is no guarantee that you will receive a coupon payment on any contingent payment date. Even if the commodity price is greater than or equal to the downside threshold level on some monthly determination dates, it may fluctuate below the downside threshold level on others.

The contingent payment dates occur on the third business day following each related determination date. The determination dates are the 20th calendar day of each month, from and including May 20, 2023, to and including the final determination date. The determination dates, and hence the contingent payment dates, are subject to postponement due to non-trading days and certain market disruption events. No adjustments will be made to any contingent payments that are made on postponed contingent payment dates. See “Terms—Determination Dates.”

The maturity date may be postponed as a result of the postponement of the final determination date. See “Terms—Maturity Date.”

Investing in the securities is not equivalent to investing directly in the underlying commodity or in futures contracts or	Investing in the securities is not equivalent to investing directly in the underlying commodity or in futures contracts or forward contracts on the underlying commodity. By purchasing the securities, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity. Further, by purchasing the securities, you are assuming our credit risk and not that of

forward contracts on the underlying commodity	any counter-party to futures contracts or forward contracts on the underlying commodity.

Investors will not participate in any appreciation in the price of the underlying commodity

Investors will not participate in any appreciation in the price of the underlying commodity from the initial commodity price, and the return on the securities will be limited to the contingent monthly payments, if any, that are paid with respect to each determination date on which the commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level.

Please review the historical performance of the underlying commodity for the period from January 1, 2018 through April 14, 2023 in this pricing supplement under “Additional Information About the Securities—Historical Information” beginning on PS-22. You cannot predict the future performance of the price of the underlying commodity based on its historical performance.

Concentrated investment in natural gas	All payments on the securities are linked exclusively to the price of natural gas and not to a diverse basket of commodities or a broad-based commodity index. Therefore, the securities carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

You may revoke your offer to purchase the securities prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Morgan Stanley Capital Group Inc. will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation, the trustee for our senior notes. As calculation agent, MSCG will determine the initial commodity price, the downside threshold level, the commodity price on each determination date, including the final commodity price, the contingent monthly payment, if any, due with respect to each determination date, whether a market disruption event has occurred and the payment that you will receive at maturity, if any.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest	The agent for the offering of the securities, MS & Co., a wholly owned subsidiary of Morgan Stanley and an affiliate of MSFL, will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Additional Information About the Securities — Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” on PS-24.

Where you can find more information on the securities

The securities are unsecured notes issued as part of our Series A medium-term note program. You can find a general description of our Series A medium-term note program in the accompanying prospectus supplement dated November 16, 2020 and prospectus dated November 16, 2020. We describe the basic features of this type of note in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the securities, you should read the section of this pricing supplement called “Terms.” You should also read the

“Additional Information About the Securities” section. You should also read about the material risks involved in investing in the securities in the section of this pricing supplement called “Risk Factors.” The tax and accounting treatment of investments in commodity-linked securities such as the securities may differ from that of investments in ordinary debt securities. See the section of this pricing supplement called “Additional Information About the Securities—United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the securities.

HYPOTHETICAL EXAMPLES

The following hypothetical examples are for illustrative purposes only. Whether you receive a contingent monthly payment will be determined on each monthly determination date and the payment at maturity, if any, will be determined on the final determination date. The actual initial commodity price and downside threshold level are set forth on the cover of this document. Any payment on the securities is subject to our credit risk. The numbers appearing below may have been rounded for ease of analysis. The below examples are based on the following terms:

Stated Principal Amount:	$1,000 per security
Hypothetical Initial Commodity Price:	$2
Hypothetical Downside Threshold Level:	$1.20 (60% of the hypothetical initial commodity price)
Contingent Monthly Payment:	$8.333 (corresponding to a rate of approximately 10.00% per annum of the stated principal amount) per security
Total Number of Determination Dates:	6

Example 1. The commodity price is greater than or equal to the downside threshold level of $1.20 on all 5 determination dates prior to the final determination date. Therefore, you would receive the contingent monthly payment of $8.333 with respect to each such determination date, totaling $8.333 × 5 = $41.665. On the final determination date, the commodity price is $1.70, which is greater than the downside threshold level. Therefore, at maturity, you would receive a payment equal to the sum of the stated principal amount and the contingent monthly payment with respect to the final determination date, calculated as follows:

stated principal amount + contingent monthly payment = $1,000 + $8.333 = $1,008.333

The total payment over the term of the securities is $41.665 + $1,008.333 = $1,049.998 per security.

Example 2. The commodity price is greater than or equal to the downside threshold level of $1.20 on 2 of the 5 determination dates prior to the final determination date, but less than the downside threshold level on the other 3 determination dates prior to the final determination date. Therefore, you would receive the contingent monthly payment of $8.333 with respect to the 2 determination dates for which the commodity price was greater than or equal to the downside threshold level, totaling $8.333 × 2 = $16.666. On the final determination date, the commodity price is $1.40, which is greater than the downside threshold level. Therefore, at maturity, you would receive a payment equal to the sum of the stated principal amount and the contingent monthly payment with respect to the final determination date, calculated as follows:

stated principal amount + contingent monthly payment = $1,000 + $8.333 = $1,008.333

The total payment over the term of the securities is $16.666 + $1,008.333 = $1,024.999 per security.

Example 3. The commodity price is greater than or equal to the downside threshold level of $1.20 on 3 of the 5 determination dates prior to the final determination date, but less than the downside threshold level on the other 2 determination dates prior to the final determination date. Therefore, you would receive the contingent monthly payment of $8.333 with respect to the 3 determination dates for which the commodity price was greater than or equal to the downside threshold level, totaling $8.333 × 3 = $24.999. On the final determination date, the commodity price is $0.80, which is less than the downside threshold level. Therefore, you would not receive a contingent monthly payment with respect to the final determination date. At maturity, because the final commodity price is less than the downside threshold level, you would receive a payment equal to the product of the stated principal amount and the commodity performance factor, calculated as follows:

stated principal amount × (final commodity price / initial commodity price) = $1,000 × ($0.80 / $2) = $400

The total payment over the term of the securities is $24.999 + $400 = $424.999 per security.

Example 4. The commodity price is less than the downside threshold on all 5 determination dates prior to the final determination date. Therefore, you would not receive a contingent monthly payment for any of the 5 determination dates prior to the final determination date. On the final determination date, the commodity price is $1.60, which is greater than the downside threshold level. Therefore, at maturity, you would receive a payment equal to the sum of the stated principal amount and the contingent monthly payment with respect to the final determination date, calculated as follows:

stated principal amount + contingent monthly payment = $1,000 + $8.333 = $1,008.333

The total payment over the term of the securities is $0 + $1,008.333 = $1,008.333 per security.

Example 5. The commodity price is less than the downside threshold on all 5 determination dates prior to the final determination date. Therefore, you would not receive a contingent monthly payment for any of the 5 determination dates prior to the final determination date. On the final determination date, the commodity price is $0.60, which is less than the downside threshold level. Therefore, you would not receive a contingent monthly payment with respect to the final determination date. At maturity, because the final commodity price is less than the downside threshold level, you would receive a payment equal to the product of the stated principal amount and the commodity performance factor, calculated as follows:

stated principal amount × (final commodity price / initial commodity price) = $1,000 × ($0.60 / $2) = $300

The total payment over the term of the securities is $0 + $300 = $300 per security.

If the final commodity price is less than the downside threshold level, you will be exposed to the downside performance of the underlying commodity at maturity, and your payment at maturity will be less than $600 per security and could be zero.

RISK FACTORS

The securities are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, do not provide for the regular payment of interest or guarantee any repayment of principal at maturity. Investing in the securities is not equivalent to directly investing in the underlying commodity or in futures contracts or forwards contracts on the underlying commodity. This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

Risks Relating to an Investment in the Securities

The securities do not guarantee the return of any principal at maturity	The terms of the securities differ from those of ordinary debt securities in that the securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. Instead, if the final commodity price is less than the downside threshold level, you will be exposed to the decline in the commodity price, as compared to the initial commodity price, on a 1-to-1 basis and you will receive for each security that you hold at maturity an amount of cash that is less than the stated principal amount in proportion to the decline in the commodity price. Under this scenario, the value of any such payment will be less than 60% of the stated principal amount and could be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

The securities do not provide for the regular payment of interest	The terms of the securities differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. Instead, you will receive a contingent monthly payment with respect to a monthly period but only if the commodity price or final commodity price, as applicable, on the related determination date is greater than or equal to the downside threshold level. If, on the other hand, the commodity price or final commodity price, as applicable, is less than the downside threshold level on the relevant determination date, no contingent monthly payment will be made on the applicable contingent payment date. It is possible that the commodity price will remain below the downside threshold level for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent monthly payments. If you do not earn sufficient contingent monthly payments over the term of the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity.

The contingent monthly payment, if any, is paid on a monthly basis and is based solely on the price of the underlying commodity on the specified determination dates	Whether the contingent monthly payment will be made with respect to a determination date will be based on the commodity price on such date or the final commodity price, as applicable. As a result, you will not know whether you will receive the contingent monthly payment on any contingent payment date until the related determination date. Moreover, because the contingent monthly payment is based solely on the commodity price on a specific determination date, if such commodity price is less than the downside threshold level, you will receive no contingent monthly payment for the related interest period, even if the price of the underlying commodity was at or above the downside threshold level on other days during that interest period.

The market price will be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. We expect that generally the level of interest rates available in the market and the price of the underlying commodity on any day will affect the value of the securities more than any other factors. Other factors that may influence the value of the securities include:

•      the market price of the underlying commodity and futures contracts on the underlying commodity and the volatility (frequency and magnitude of changes in price) of such prices;

•      whether or not the commodity price was less than the downside threshold level on any determination date;

•      trends of supply and demand for the underlying commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity;

•     interest and yield rates in the market;

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity or commodities markets generally and which may affect the price of the underlying commodity;

•      the time remaining until the maturity of the securities;

•      the availability of comparable instruments; and

•      any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the securities will be affected by the other factors described above. For example, you may have to sell your securities at a substantial loss if the price of the underlying commodity at the time of sale is at or below its initial price and especially if the commodity price has decreased below the downside threshold level or it is believed to be likely to do so in light of the then-current price of the underlying commodity.

You cannot predict the future prices of the underlying commodity based on its historical prices. The commodity price may be less than the downside threshold level on any determination date during the period from but excluding the pricing date to and including the final determination date such that you would not be entitled to receive a contingent monthly payment in respect of such determination dates. In addition, there can be no assurance that the final commodity price will be greater than or equal to the downside threshold level on the final determination date so that you would receive at maturity an amount equal to the stated principal amount of the securities, and you may lose some or all of your investment at maturity.

The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities	You are dependent on our ability to pay all amounts due on the securities on each contingent payment date or at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

As a finance subsidiary, MSFL has no independent operations and will have	As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any

no independent assets	recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price	These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price will be influenced by many unpredictable factors” above.

The securities will not be listed on any securities exchange and secondary trading may be limited	The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

Investors will not participate in any appreciation in the price of the underlying commodity	Investors will not participate in any appreciation in the price of the underlying commodity from the initial commodity price, and the return on the securities will be limited to the contingent monthly payments, if any, that are paid with respect to each determination date on which the commodity price or final commodity price, as applicable, is greater than or equal to the downside threshold level.

Investing in the securities is not equivalent to investing directly in the underlying commodity or in futures contracts or forward contracts on the underlying commodity	By purchasing the securities, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity. Furthermore, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities	As calculation agent, Morgan Stanley Capital Group Inc. will determine the initial commodity price, the downside threshold level, the commodity price on each determination date, including the final commodity price, the contingent monthly payment, if any, due with respect to each determination date, the payment at maturity, if any, and whether a market disruption event has occurred. Moreover, certain determinations made by MSCG in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of any commodity price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Terms—Final Commodity Price,” “—Determination Dates,” “—Commodity Price,” “—Trading Day,” “—Calculation Agent,” “—Market Disruption Event” and “—Alternate Exchange Calculation in Case of an Event of Default” below. In addition, MS & Co. has determined the estimated value of the securities on the pricing date.

Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities	One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and to other instruments linked to the underlying commodity), including trading in futures contracts on the underlying commodity, and possibly in other instruments related to the underlying commodity. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final determination date approaches. Some of our affiliates also trade the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to April 14, 2023 could potentially increase the initial commodity price and, as a result, could increase the downside threshold level, which is the price at or above which the underlying commodity must close on each determination date in order for you to receive a contingent monthly payment and in order for you to avoid being exposed to the negative performance of the underlying commodity at maturity. Additionally, such hedging or trading activities during the term of the securities, including on the determination dates, could potentially adversely affect the price of the underlying commodity, and, accordingly, whether you receive a contingent monthly payment and the amount of cash you will receive upon sale of the securities or at maturity, if any.

The U.S. federal income tax consequences of an investment in the securities are uncertain

There is no direct legal authority as to the proper treatment of the securities for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the securities are uncertain.

Please read the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities. We intend to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a contingent monthly payment that will be treated as gross income to you at the time received or accrued, in accordance with your regular method of tax accounting. Under this treatment, the ordinary income treatment of the contingent monthly payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the securities, could result in adverse tax consequences to holders of the securities because the deductibility of capital losses is subject to limitations. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income or loss on the securities might differ significantly from the tax treatment described herein. For example, under one possible treatment, the IRS could seek to recharacterize the securities as short-term debt instruments, in which case the timing and character of income or loss on the securities might differ from the tax treatment described herein. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Non-U.S. Holders should note that we currently intend to withhold on any contingent monthly payment paid to Non-U.S. Holders generally at a rate of 30%, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision, and will not be required to pay any additional amounts with respect to amounts withheld.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. Both U.S. and Non-U.S. Holders (as defined below) should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Relating to the Underlying Commodity

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally	The payment at maturity is linked exclusively to the price of the underlying commodity and not to a diverse basket of commodities or a broad-based commodity index. The price of the underlying commodity may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of the underlying commodity may be, and has recently been, highly volatile, and there can be no assurance that the volatility will lessen.

Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of natural gas may change unpredictably and affect the value of the securities in unforeseen ways

Investments, such as the securities, linked to the price of a single commodity such as natural gas are subject to significant fluctuations in the price of the commodity over short periods due to a variety of factors. Natural gas is used primarily for residential and commercial heating and in the production of electricity. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry. However, because natural gas can be used as a substitute for coal and oil in certain circumstances, the price of coal and oil influence the price of natural gas. The level of global industrial activity influences the demand for natural gas. The demand for natural gas has traditionally been cyclical, with higher demand during the winter months and lower demand during relatively warmer summer months.

Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the former Soviet Union, the Middle East, Europe and Africa. In general, the supply of natural gas is based on competitive market forces. Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. The ability of production companies to supply natural gas, however, is dependent on a number of factors. Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). In addition, production companies face more general barriers to their ability to increase the supply of natural gas, including access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas. See “Additional Information About the Securities—Historical Information.”

An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities	The securities have returns based on the change in price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Differences between futures prices and the spot price of the underlying commodity may decrease the amount payable at maturity	The initial commodity price and final commodity price that are used to determine the payment at maturity on the securities are determined by reference to the settlement price of the first nearby month futures contract for the underlying commodity on April 14, 2023 and the final determination date, respectively; provided that if any such date falls on the last trading day of such futures contract, then the second nearby month futures contract on such date will be used, and the commodity price will therefore not reflect the spot price of the underlying commodity on such dates. The market for futures contracts on the underlying commodity has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price. If the contract is in backwardation on April 14, 2023 or in contango on the final determination date, the amount payable at maturity on the securities will be less than if the initial commodity price or final commodity price, respectively, was determined with reference to the spot price.

Suspension or disruptions of market trading in natural gas futures contracts may adversely affect the value of the securities	The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of natural gas and, therefore, the value of the securities.

Legal and regulatory changes could adversely affect the return on and value of your securities

Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

TERMS

Terms used but not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Security” refers to each $1,000 Stated Principal Amount of the Contingent Income Securities due October 25, 2023 Based on the Performance of Natural Gas With Contingent Coupon Payments Subject to the Downside Threshold Feature.

Aggregate Principal Amount	$

Pricing Date	April 20, 2023

Original Issue Date (Settlement Date)	April 25, 2023 (3 Business Days after the Pricing Date)

Maturity Date	October 25, 2023, provided that, if, due to a Market Disruption Event or otherwise, the Final Determination Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following that Final Determination Date as postponed, and no adjustment will be made to any Contingent Monthly Payment made on that postponed date. See “––Determination Dates” below.

Stated Principal Amount	$1,000 per Security

Original Issue Price	$1,000 per Security

CUSIP Number	61774FBS0

ISIN	US61774FBS02

Denominations	$1,000 and integral multiples thereof

Specified Currency	U.S. dollars

Underlying Commodity	Natural gas

Contingent Monthly Payment	The Securities will pay a Contingent Monthly Payment (as determined by the Calculation Agent), if any, on the applicable Contingent Payment Date as follows:

•	if, on the relevant Determination Date, the Commodity Price on such date or the Final Commodity Price, as applicable, is greater than or equal to the Downside Threshold Level:

$8.333 per Stated Principal Amount; or

•	if, on the relevant Determination Date, the Commodity Price on such date or the Final Commodity Price, as applicable, is less than the Downside Threshold Level:

$0 per Stated Principal Amount.

The Contingent Monthly Payment, if any, payable on each Contingent Payment Date will be fixed at $8.333 per Stated Principal Amount, regardless of the number of actual days in such monthly period.

Initial Commodity Price	$2.114, which is the Commodity Price on April 14, 2023

Final Commodity Price	The Commodity Price on the Final Determination Date

Downside Threshold Level	$1.2684, which is 60% of the Initial Commodity Price

Commodity Price	The Commodity Price for the Underlying Commodity on any Trading Day, including the Final Determination Date, will be determined by the Calculation Agent and will equal the official settlement price per one million British thermal units of natural gas on the Relevant Exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the Relevant Exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the Relevant Exchange), then the second nearby month futures contract on such date.

Reuters, Bloomberg and various other third-party sources may report prices of the Underlying Commodity. If any such reported price differs from that as published by the Relevant Exchange for the Underlying Commodity, the price as published by such Relevant Exchange will prevail.

Contingent Payment Dates	With respect to each Determination Date other than the Final Determination Date, the third Business Day after the related Determination Date. The payment of the Contingent Monthly Payment, if any, with respect to the Final Determination Date, will be made on the Maturity Date. The Determination Dates, and therefore the Contingent Payment Dates, are subject to postponement due to non-Trading Days and Market Disruption Events, such that the Contingent Payment Dates will be the third Business Day after the related Determination Date as postponed. No adjustments will be made to any Contingent Monthly Payments that are paid on postponed Contingent Payment Dates. See “—Determination Dates” below.

Record Date	The Record Date for each Contingent Payment Date will be the date one Business Day prior to the related scheduled Determination Date; provided, however, that any Contingent Monthly Payment payable at maturity shall be payable to the person to whom the Payment at Maturity shall be payable.

Final Determination Date	October 20, 2023, subject to postponement for non-Trading Days or Market Disruption Events as described in the second paragraph under “—Determination Dates.”

Determination Dates	The Determination Dates are the 20th calendar day of each month, from and including May 20, 2023, to and including the Final Determination Date. The Determination Dates are subject to postponement due to non-Trading Days or Market Disruption Events as described in the following paragraph.

If any scheduled Determination Date, including the Final Determination Date, is not a Trading Day with respect to the Underlying Commodity, or if a Market Disruption Event occurs on any scheduled Determination Date, the Commodity Price for such date will be the Commodity Price on the next Trading Day on which no Market Disruption Event occurs; provided that if a Market Disruption Event has occurred on each of the five consecutive Trading Days immediately succeeding such Determination Date, the Calculation Agent will determine the Commodity Price for such Determination Date on such fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price. If such quotations are provided as requested, the Commodity Price for such Determination Date shall be the arithmetic mean of such quotations. If fewer than three quotations are provided as requested, the Commodity Price for such Determination Date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

Payment at Maturity	At maturity, you will receive for each $1,000 Stated Principal Amount of Securities that you hold an amount in cash equal to:

•	if the Final Commodity Price is greater than or equal to the Downside Threshold Level:

(i) the Stated Principal Amount plus (ii) the Contingent Monthly Payment with respect to the Final Determination Date; or

•	if the Final Commodity Price is less than the Downside Threshold Level:

(i) the Stated Principal Amount multiplied by (ii) the Commodity Performance Factor.

If the Final Commodity Price is less than 60% of the Initial Commodity Price, you will be fully exposed to the decline in the Final Commodity Price from the Initial Commodity Price. There is no minimum payment at maturity on the Securities. Accordingly, you could lose your entire initial investment in the Securities.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee, upon which notice the Trustee may conclusively rely, and to The Depository Trust Company (“DTC”) of the amount of cash, if any, to be delivered with respect to each Stated Principal Amount of Securities, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on or prior to the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “Additional Information About the Securities—Book Entry Note or Certificated Note” below and “Forms of Securities—The Depositary” in the accompanying prospectus.

Commodity Performance Factor	A fraction, as determined by the Calculation Agent, the numerator of which is the Final Commodity Price and the denominator of which is the Initial Commodity Price, as described by the following formula:

Commodity Performance Factor	=	Final Commodity Price
Initial Commodity Price

Trading Day	Trading Day means a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Relevant Exchange	Relevant Exchange means the NYMEX Division, or its successor, of the NYMEX, or, if such Relevant Exchange is no longer the principal exchange or trading market for the Underlying Commodity, such exchange or principal trading market for the Underlying Commodity that serves as the source of prices for the Underlying Commodity and any principal exchanges where options or futures contracts on the Underlying Commodity are traded.

Market Disruption Event	Market Disruption Event means any of Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Commodity Price.

Disappearance of Commodity
Reference Price	Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange for the Underlying Commodity or (ii) the disappearance of, or of trading in, the Underlying Commodity.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange.

Tax Disruption	Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp,

documentary, recording or similar tax on, or measured by reference to, the Underlying Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after April 14, 2023, if the direct effect of such imposition, change or removal is to raise or lower the Commodity Price of the Underlying Commodity on any Trading Day from what it would have been without that imposition, change or removal.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation

Agent	MS & Co. and its successors
Alternate Exchange Calculation
in Case of an Event of Default	In case an Event of Default (as defined in the accompanying prospectus) with respect to the Securities will have occurred and be continuing, the amount declared due and payable per Security upon any acceleration of the Securities will be an amount in cash equal to the value of such Securities on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Pricing Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such Securities. Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Pricing Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to MSFL, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the default amount.

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and the Guarantor.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Security, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and

all dollar amounts paid on the aggregate number of Securities, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in the Initial Commodity Price, the Downside Threshold Level, the Final Commodity Price, the Commodity Price, the Contingent Monthly Payment, if any, due to you with respect to each Determination Date, whether a Market Disruption Event has occurred and, the amount of cash, if any, you will receive at maturity. See “—Alternate Exchange Calculation in Case of an Event of Default” and “—Market Disruption Event” above. The Calculation Agent is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. See “Risk Factors—The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities” above.

ADDITIONAL INFORMATION ABOUT THE SECURITIES

Listing	The Securities will not be listed on any securities exchange.

Minimum Ticketing Size	$1,000 / 1 Security

Book Entry Note or Certificated Note	Book Entry. The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Securities. Your beneficial interest in the Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Historical Information	The following table sets forth the published high and low daily, as well as end-of-quarter, prices of the Underlying Commodity for each calendar quarter in the period from January 1, 2018 through April 14, 2023. The graph following the table sets forth the daily prices of the Underlying Commodity for the same period. On April 14, 2023, the Commodity Price was $2.114. We obtained the information in the tables and graph from Bloomberg Financial Markets, without independent verification. The Commodity Prices with respect to each Determination Date will be determined with reference to the prices published by the Relevant Exchange in accordance with the provisions set forth herein, rather than the prices published by Bloomberg Financial Markets on such dates. The historical performance of the Underlying Commodity set out in the table and graph below should not be taken as an indication of its future performance. If the Final Commodity Price is less than the Downside Threshold Level, you will lose a significant portion or all of your initial investment at maturity. We cannot give you any assurance that the Final Commodity Price will be at or above the Downside Threshold Level so that at maturity you will not lose a significant portion or all of your investment. The price of the Underlying Commodity may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

Natural Gas

High and Low Daily Commodity Prices and

End-of-Quarter Prices

January 1, 2018 through April 14, 2023

(stated in U.S. dollars)

Natural Gas	High ($)	Low ($)	Period End ($)
2018
First Quarter	3.631	2.552	2.733
Second Quarter	3.022	2.656	2.924
Third Quarter	3.082	2.721	3.008
Fourth Quarter	4.837	2.940	2.940
2019
First Quarter	3.591	2.551	2.662
Second Quarter	2.708	2.185	2.308
Third Quarter	2.681	2.070	2.330
Fourth Quarter	2.862	2.158	2.189
2020
First Quarter	2.202	1.602	1.640
Second Quarter	2.134	1.482	1.751
Third Quarter	2.657	1.641	2.527
Fourth Quarter	3.354	2.305	2.539
2021
First Quarter	3.219	2.446	2.608
Second Quarter	3.650	2.456	3.650
Third Quarter	5.867	3.596	5.867
Fourth Quarter	6.312	3.561	3.730
2022
First Quarter	6.265	3.717	5.642
Second Quarter	9.322	5.424	5.424
Third Quarter	9.680	5.510	6.766
Fourth Quarter	7.308	4.475	4.475
2023
First Quarter	4.475	1.991	2.216
Second Quarter (through April 14, 2023)	2.216	2.007	2.114

Natural Gas

Daily Commodity Price – January 1, 2018 through April 14, 2023

The solid red line indicates the Downside Threshold Level of $1.2684, which is 60% of the Initial Commodity Price.

Use of Proceeds and Hedging	The proceeds we receive from the sale of the Securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Security issued, because, when we enter into hedging transactions in order to meet our obligations under the Securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Securities borne by you and described beginning on PS-2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Securities. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to April 14, 2023, we expect to hedge our anticipated exposure in connection with the Securities by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in futures contracts on the Underlying Commodity or positions in any other available instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Commodity Price, and, as a result, could increase the Downside Threshold Level, which is the price at or above which the Underlying Commodity must close on each Determination Date in order for you to receive a Contingent Monthly Payment and in order for you to avoid being exposed to the negative performance of the Underlying Commodity at maturity. These entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final determination date approaches. Additionally, such hedging or trading activities during the term of the Securities, including on the Determination Dates, could potentially adversely affect the price of the Underlying Commodity, and, accordingly, whether you receive a Contingent Monthly Payment and the amount of cash you will receive upon sale of the securities or at maturity, if any.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the Agent a fixed sales commission of $4 for each Security they sell.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities. When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities such that for each Security the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Agent may sell more Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Securities for its own account. The Agent must close out any naked short position by purchasing the Securities in the open market after the offering. A naked short position in the Securities is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, the Securities or futures contracts or other instruments on the Underlying Commodity in the open market to stabilize the price of the Securities. Any of these activities may raise or maintain the market price of the Securities above independent market prices or prevent or retard a decline in the market price of the Securities. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into hedging transactions with us in connection with this offering of the Securities. See “—Use of Proceeds and Hedging” above.

United States Federal Income Taxation	Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Securities issued under this pricing supplement and is superseded by the following discussion.

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the Securities. This discussion applies only to investors in the Securities who:

•	purchase the Securities in the original offering; and

•	hold the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or commodities;

•	investors holding the Securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Securities or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Securities to you.

As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. The effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income. Moreover, the discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of the Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Securities or instruments that are similar to the Securities for U.S. federal income tax purposes, no assurance can be given that the IRS or a court will agree with the tax treatment described herein. We intend to treat a Security for U.S. federal income tax purposes as a single financial contract that provides for a contingent monthly payment that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the Securities is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments of the Securities). Unless otherwise stated, the following discussion is based on the treatment of each Security as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the treatment of the Securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in the Securities should equal the amount paid by the U.S. Holder to acquire the Securities.

Tax Treatment of Contingent Monthly Payments. Any contingent monthly payment on the Securities should be taxable as ordinary income to a U.S. Holder at the time received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Settlement of the Securities. Upon a sale, exchange or settlement of the Securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Securities sold, exchanged or settled. For this purpose, the amount realized does not include any contingent monthly payment paid at settlement and may not include sale proceeds attributable to an accrued contingent monthly payment, which may be treated in the same manner as a contingent monthly payment. Any such gain or loss recognized should be short-term capital gain or loss. The ordinary income treatment of the contingent monthly payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the Securities, could result in adverse tax consequences to holders of the Securities because the deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. It is possible, for example, that a Security could be treated as a short-term debt instrument, with the result that the timing and character of income or loss on the Securities might differ from the tax treatment described above. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative federal income tax treatments of the Securities are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the Securities. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of “prepaid forward contracts” and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the Securities would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the Securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities.

Although significant aspects of the tax treatment of each Security are uncertain, we intend to withhold on any contingent monthly payment made to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the Securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the Securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Section 871(m) Withholding Tax on Dividend Equivalents

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a

30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Because the Securities reference a commodity that is not treated for U.S. federal income tax purposes as an Underlying Security, payment on the Securities to Non-U.S. Holders should not be subject to Section 871(m).

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, the Securities may be treated as U.S.-situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Securities.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with any contingent monthly payment and may be filed with the IRS in connection with the payment at maturity on the Securities and the payment of proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income and to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends. Under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds (other than amounts treated as FDAP income). While the treatment of the Securities is unclear, you should assume that any contingent monthly payment with respect to the Securities will be subject to the FATCA rules. If withholding applies to the Securities, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the Securities.

The discussion in the preceding paragraphs and the discussion under “Tax considerations” in the accompanying free writing prospectus, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Securities.